FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: June 25, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1	Description Press Release dated June 25, 2009

EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO CLOSES CDN$100,001,700 FINANCING

Toronto, Canada – June 25, 2009 – Banro Corporation (“Banro” or the “Company”) (NYSE AMEX – “BAA” TSX – “BAA”) is pleased to announce that it has closed the issuance and sale of 43,479,000 common shares of the Company at a price of CDN$2.30 per share for aggregate gross proceeds of CDN$100,001,700 (the “Offering”).

The Offering was conducted through a syndicate of underwriters co-led by GMP Securities L.P. and CIBC World Markets Inc. (the “Underwriters”). Under the terms of the underwriting agreement, the Company has granted the Underwriters an over-allotment option to purchase up to an additional 6,521,000 common shares of the Company at a price of CDN$2.30 per share up to 30 days from the closing of the Offering.

The Company intends to use approximately CDN$75 million of the net proceeds of the Offering for advancing the Company’s gold projects in the Democratic Republic of the Congo, specifically on the Twangiza-Namoya Gold Belt. The Company intends to use the remaining net proceeds of the Offering, including proceeds from any exercise of the over-allotment option, for working capital and general corporate purposes.

The Offering was made by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s Canadian short form base shelf prospectus dated September 11, 2008 (the “Shelf Prospectus”) in all of the provinces of Canada (other than Quebec), and in the United States by way of a shelf prospectus supplement to the Company’s shelf registration statement and related prospectus filed with the United States Securities and Exchange Commission (the “SEC”) on September 11, 2008. The common shares were also offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions. The Company has filed the Shelf Prospectus and the Prospectus Supplement with certain Canadian securities regulatory authorities. The Company has also filed a registration statement (which includes the Shelf Prospectus) and the Prospectus Supplement with the SEC. These documents and other documents filed by the Company and referred to therein are available on the SEC website at www.sec.gov and on SEDAR at www.sedar.com.

A copy of the Shelf Prospectus and the Prospectus Supplement may also be obtained in Canada from either GMP Securities L.P. (fax (416) 943-6134 or by telephone at (416) 943-6130) or CIBC World Markets Inc. (fax (416) 594-7242 or by telephone at (416) 594-7270). A copy of the shelf registration statement, prospectus and the Prospectus Supplement filed in the United States is available directly from Griffiths McBurney Corp. c/o GMP Securities L.P. Attn: Equity Capital Markets, 145 King St. W., Suite 300, Toronto, ON M5H 1J8, or by email request to ecm@gmponline.com or by faxing a request to 416-943-6134 or CIBC World Markets Corp.,

Attn: USE Prospectus Department, 425 Lexington Avenue, 5th Floor, New York, New York 10017, or by email request to useprospectus@us.cibc.com or by faxing a request to (212) 667-6303.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Banro is a Canadian-based gold exploration company focused on the development of four wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold-belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.

The Toronto Stock Exchange and the NYSE Amex LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Forward-Looking Statements: Statements in this press release in respect of the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including the risks related to the exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Banro may change its plans with respect to one or more projects; and other risks and uncertainties described in the Company’s registration statement, in its Annual Report on Form 40-F and Reports on Form 6-K filed with or furnished to the SEC and in its annual information form dated March 30, 2009 and filed on SEDAR. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, results may vary, and the Company cannot guarantee future results, levels of activity, performance or achievements.

_______________________________

For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: +27 (0) 11 958 2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938, or Simon Village, Chairman, London, UK, Tel: +44(0)1959569237.